                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               UNITED ENERGY CORP.
             (Exact Name of Registrant as Specified in Its Charter)

              Nevada                                 223342379
---------------------------------------   --------------------------------------
  (State or Other Jurisdiction of                 (IRS Employer
   Incorporation or Organization                Identification No.)

600 Meadowlands Parkway, Secaucus, N.J.                07094
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(Address of Principal Executive Offices)             (Zip Code)


                                 (201) 842-0288
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Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                       Name of Each Exchange on Which
   To Be So Registered                       Each Class Is To Be Registered
   -------------------                       ------------------------------


---------------------------------------   --------------------------------------


---------------------------------------   --------------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

                      Common Stock par value $.01 per share
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

                          Index to Exhibits at page 33

                               UNITED ENERGY CORP.

                                    INDEX TO
                             REGISTRATION STATEMENT
                                   ON FORM 10

ITEM                                                                                    PAGE
----                                                                                    ----

Item 1.  Business ........................................................................3

Item 2.  Financial Information ..........................................................11

Item 3.  Properties .....................................................................19

Item 4.  Security Ownership of Certain Beneficial Owners and Management .................19

Item 5.  Directors and Executive Officers ...............................................21

Item 6.  Executive Compensation .........................................................23

Item 7.  Certain Relationships and Related Transactions .................................25

Item 8.  Legal Proceedings ..............................................................25

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and
         Related Stockholder Matters ....................................................25

Item 10. Recent Sales of Unregistered Securities ........................................26

Item 11. Description of Registrant's Securities to be Registered ........................28

Item 12. Indemnification of Directors and Officers ......................................29

Item 13. Financial Statements and Supplementary Data ....................................30

Item 14. Changes in and Disagreements with Accountants on Accounting and
         Financial Disclosure ...........................................................30

Item 15. Financial Statements and Exhibits ..............................................31

         Signature Page .................................................................32

         Index to Exhibits ..............................................................33

         Financial Statements ...........................................................34

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


ITEM I.  BUSINESS

BUSINESS OF THE COMPANY

A.        HISTORY

         United Energy Corp. (referred to variously as the "Company", "United Energy" and "we") was incorporated in 1971 as Aztec Silver Mining Co., a Nevada corporation. For several years thereafter, the Company pursued its basic business through the acquisition of silver mining claims but without any commercial success. In the late 1970's the Company decided to change its primary business focus to the acquisition and exploitation of coal and oil shale leases in Wyoming. Coincident with that change in its business focus, the Company changed its name from Aztec Silver Mining Co. to United Energy Corp. Despite early successes, the oil and coal operations ultimately proved to be unsuccessful, and, as a result, the Company abandoned its leases, paid off its debts and became a dormant organization.

         The Company first became a publicly held corporation in 1972-73 through a Regulation A offering of a total of 3,000,000 shares of its common stock, to raise a total of $300,000. As a result, through subsequent sales and resales of the publicly held stock, by the time the Company became a dormant organization, it had approximately 290 shareholders holding a total of 12,549,480 shares of common stock.

         The Company continued in this dormant state until October of 1995 when control of the Company was acquired by Mr. Ronald Wilen and Mr. Robert Seaman and several other investors. The purpose of the acquisition in 1995 was to enable Mr. Wilen and his associates to place certain privately held assets previously owned by them into United Energy Corp. The initial transfer of assets took place in March of 1996 with the acquisition of 100% of the shares of Nor Industries, Inc. and the Scitech Group, Inc. and resulted in the issuance of 1,050,000 additional shares to Mr. Wilen and his associates. As a result of the acquisition of these assets in March 1996, United Energy Corp. became engaged in the manufacture and sale of pressroom equipment for the printing industry. While the manufacturing and distribution of printing equipment provided substantial cash

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flows and revenues during the Company's fiscal year ended March 31, 1997, the operations of this business also produced significant expenses and required considerable capital. Also, as the equipment was placed in service, the Company was faced with the prospect of having to increase its product liability coverage significantly.

         During the same time that the Company was engaged in the manufacture of printing equipment, it was also developing certain chemical products useful to the printing industry. In particular, the Company developed an environmentally-safe press wash to be used in cleaning ink from printing presses. When the Company discovered that a very small amount of the cleaning compound could be used to remove oil-based ink from an entire printing press, the Company began to explore the application of the compound to the maintenance of producing oil and gas wells. All of the tests of this cleaning product, now re-named KH-30(R), proved to be highly successful and resulted in production increases of between two and five times from paraffin-affected oil and gas wells. After consulting petroleum engineering firms, the Company decided to focus its energy on the manufacturing and marketing of its KH-30(R) oil well cleaner and, at the same time, decided to shut down the relatively expensive printing equipment manufacturing operation. This operation was discontinued during the fiscal year ended March 31, 1998.

CURRENT BUSINESS OPERATIONS AND PRINCIPAL PRODUCTS

         During the fiscal year ended March 31, 1998 the Company put in place a number of distributors for its KH-30(R) oil and gas well cleaner, entered into testing and evaluation arrangements with leading oil service companies both in the United States and internationally and proceeded to file patent applications on KH-30(R) in most of the major oil-producing countries around the world. As a result of these activities, KH-30(R) has been utilized in over 100 oil and gas wells, having many different characteristics, and located in many different regions of the world. When applied in accordance with United Energy's recommended procedures, KH-30(R) has generally resulted in production increases of between two and five times in paraffin-affected oil and gas wells. On many occasions proper usage has increased production as much as 10 times. KH-30(R) is now patented in OAPI (Africa) which includes these countries: Burkina Faso, Benin, Central African Republic, Congo, Cote d'Ivoir, Cameroon, Babon, Guinea, Guinea-Bissau, Mali,

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Mauritania, Niger, Senegal, Chad and Togo. It is also separately patented in
Venezuela and Nigeria. The Company has 16 additional country patent applications (including European Community, U.S. and Canada) pending.

DESCRIPTION OF KH-30

         KH-30(R) is an environmentally-safe, non-petroleum based product that is non-toxic and will biodegrade. KH-30(R) has a period of operational effectiveness in an oil or gas well that far exceeds the effectiveness period of other products currently in use, usually lasting between 60-90 days before retreatment is required. Moreover, the use of KH-30(R) in the well has additional beneficial effects "downstream" resulting in cleaner flow lines and holding tanks. KH-30(R) has also been tested to be refinery compatible in that it contains no materials that are harmful to the refining process.

MARKETING OF KH-30

         Although United Energy believes that the application of KH-30(R) on a continuous basis will result in higher production and lower lease operating costs, the introduction of KH-30(R) into the oil and gas producing industry has been extremely difficult. Many entrenched players such as the "hot oilers" and the major oil service companies who benefit from high mark-ups on their proprietary products, have no incentive to promote the use of KH-30(R). Moreover, oil production engineers are extremely reluctant to risk damage to a well from a product that does not have the endorsement and backing of a major enterprise. Consequently, the pace of introduction of KH-30(R) has been much less rapid than the Company initially expected.

         Two events have occurred during the fiscal year ended March 31, 2000 which, in management's opinion, could lead to significantly increased sales of KH-30(R). The first was the signing in August 1999 of an overseas marketing agreement with International Research and Development Inc. ("IRD") of La Jolla, California, pursuant to which, after a six month start up period, IRD has stated that it expects to begin selling KH-30(R) into the international markets, generating sales revenues at the rate of $20,000,000 per year. As of June 1, 2000 IRD had not sold

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any United Energy products. The second event, which occurred in March of 2000, was the signing of a joint marketing agreement between United Energy and ChemTech, a company operating world-wide in the design and administration of chemical treatment programs for the oil and gas industry. ChemTech is located in the Louisiana oil and gas belt with easy access to the Gulf of Mexico. ChemTech is a division of Smith International Inc., a New York Stock Exchange- listed company and a major player in the oil service industry worldwide. There are two elements of the marketing arrangement which should prove beneficial to United Energy. The first is that neither ChemTech nor Smith International has an in-house product which competes directly with KH-30(R), and the second is that the world-wide reputation of Smith International should help to provide credibility for United Energy's KH-30(R) product in the universe of the major oil producers.

OTHER PRODUCTS AND SERVICES OF UNITED ENERGY

         United Energy considers its primary business focus to be the development, manufacture and sale of environmentally-safe specialty chemical products. In this regard, the Company first developed a follow-on product to KH-30(R) using much of the same technology to provide an enhanced means for cleaning asphalt mixing and recycling plants. This product, called AD-30, and its companion product AC-30 for compressed asphalt, have been test marketed by a major asphalt equipment manufacturer, Gentec(R) Asphalt Equipment, and are now ready for international distribution.

         Also, in further pursuit of the above goal, United Energy acquired in November 1998 all of the outstanding shares of Green Globe Industries, Inc. in exchange for 30,000 shares of United Energy common stock. GreenGlobe is operated as a separate subsidiary of United Energy and sells its products under the tradename Qualchem(TM). The acquisition of Green Globe gives United Energy access to the chemistry and product lines of Green Globe which include environmentally-safe paint strippers and cleaners, many of which have been qualified for use by the U.S. Military. Of particular note in the Green Globe line was the development of dual package cleaning and drying "wipes" which produce a clear, non-reflective coating on glasses, computer screens and instrument panels. The "wipes" were developed for, and have received U.S. Military approval for, the cleaning of the instrument panels of combat aircraft.

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

         Green Globe's chemists have recently developed an environmentally-safe fire-retardant agent named FR-15. FR-15 begins as a concentrate which can be mixed with varying amounts of water, depending on the anticipated use. A fire, once sprayed with an FR-15 mixture, will not re-ignite. This product can also be used to reduce odors, such as those from decomposing garbage, and for soil remediation following petroleum-based contamination.

         Another one of United Energy's specialty chemical products is a photo-sensitive coating that is applied to paper to produce what is known in the printing industry as proofing paper or "blue line" paper. The Company developed this formulation over several years of testing. The Company's patent attorneys have informed the Company that the formulation is technically within the public domain as being within the scope of an expired duPont patent. However, the exact formulation utilized by the Company has not been able to be duplicated by others and is protected by the Company as a trade secret.

         The Company introduced its proofing paper product in June of 1999. By March of 2000, sales of the product had increased to more than $200,000 per month and amounted to a total of $1,724,695 during the fiscal year ended March 31, 2000.

MARKETING

         United Energy markets its products primarily through independent distributors. This is particularly true of our UNIPROOF(R) proofing paper product where there are many well established distributors in the printing and graphic arts business. We are currently selling primarily to one master graphic arts distributor, International Film Distributors, Inc., who sub-distributes to others. In the future we may sell directly to major distributors and give area exclusives to some based on maintenance of minimum sales volumes.

         In the past we have marketed our KH-30(R) oil well cleaner primarily through independent distributors and have followed that pattern in our arrangements with International Research and

Development for international sales, and with ChemTech (a division of Smith International) pursuant to our joint marketing agreement with them.

         Thus far, we have no special inventory requirements with respect to our principal products. We are committed to our distributors to maintain a reasonable supply of products as needed to meet their anticipated levels of sales and, as our business grows we will have to maintain higher levels of inventory. At some point we may be able to shift some portion of the inventory requirement to our distributors. Currently, our five largest customers account for $1,770,476 (68.5%) and our largest customer accounts for $1,053,389 (41%) of our total fiscal year 2000 revenues of $2,585,556.

         All of our products up to this point are sold domestically in US dollars and, therefore, we have had no foreign currency fluctuation risk. Any international sales through International Research and Development are payable by IRD to us in US dollars within two days of receiving a copy of our shipping papers.

PARTICULAR CIRCUMSTANCES RELATED TO THE MANUFACTURE AND SALE OF THE COMPANY'S PRODUCTS

         All of the raw materials necessary for the manufacture of the Company's products are generally available from multiple sources, although the Company has negotiated favorable arrangements with its current suppliers and would have to repeat the process if one or more of its current suppliers were no longer to be able to supply the raw materials. The Company's chemical products are generally manufactured by contract blenders at a number of different locations. This method of manufacture has reduced the need for the Company to invest in facilities and hire the employees to staff them. Chemical blenders are bound by confidentiality agreements where appropriate, and are relatively easy to replace.

         The Company is not responsible for any environmental expenditures with respect to the manufacturing of its products. First of all, the chemical products on which the Company concentrates are generally "environmentally-safe" products in that they are low in toxicity and rank high in biodegradability. Secondly, any environmental issues involved in manufacturing are the

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responsibility of the blending facilities, provided they receive adequate and accurate information from the Company as to the constituents of the chemicals involved.

         Currently, the photosensitive coating for the Company's UNIPROOF(R) proofing paper is applied by an independent coater who is bound by a confidentiality agreement. We believe this facility has the capacity to meet our production needs for the foreseeable future and also meets all environmental manufacturing restrictions now or expected to be enacted.

RISKS ASSOCIATED WITH CONCENTRATION OF CUSTOMERS AND SUPPLIERS

         As stated above, even though the Company receives its raw materials from a limited number of suppliers, it believes that the materials are not unique and can be obtained from other sources. All of the Company's UNIPROOF(R) proofing paper is manufactured at one location. This does create a certain degree of risk in the event that something should happen to curtail production at that location. However, the Company has chosen to limit production sources for UNIPROOF(R) because of the confidential nature of the formulation for the photosensitive coating.

         There are currently five major customers for the Company's products:
International Film Distributors, Inc. (41% of revenue); Besco Graphics Systems Corp. (9%), Graphline, Inc., (9.0%) and Hennigan Litho Supply Corp., (6%) for the Company's graphic arts (UNIPROOF(R)) products, and ChemTech (4%) for the Company's KH-30(R) oil well cleaning product. The Company believes that these customers can be replaced if they were to cease to act as distributors, although the arrangement with ChemTech for the sale of KH-30(R) is viewed as particularly advantageous by the Company. Most of the graphic arts dealers are well established companies and create little risk as to non-payment. Where this is not the case, the Company has attempted to secure its receivables through assignment of the proceeds of the product sales by the distributor.

EMPLOYEES

         At March 31, 2000, the Company employed 10 persons and had available the services of five others under consulting or product/production cooperation arrangements. The latter

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arrangement is meant to encompass a situation where a chemist, engineer or significant marketing person is engaged by an organization under contract with the Company to manufacture or market one or more of the Company's products. There are currently two persons in that category.

         None of the Company's employees is represented by a union. The Company considers its relations with its employees to be good.

RESEARCH AND DEVELOPMENT

         All of the Company's products are fully developed and ready for market. This is the result of research and development expenditures averaging in excess of $250,000 per year over the last three fiscal years. The Company has had available the services of two research chemists and one production chemist, as well as two petroleum geologists, to aid in the development of its products. A significant amount of market adaptation has taken place in the field involving the development of application procedures for products. We do not anticipate having to make significant research and development expenditures on existing products in the future. However, we do expect to continue to develop new products to complement our existing product lines.

BACKLOG

         Our order backlog both at the beginning of the last fiscal year and at the end of such year was insignificant as we generally ship product as orders are received.

COMPETITION

         With respect to all of our specialty chemical products, we compete directly or indirectly with other producers of products with similar uses most of which are more established companies and have greater resources than we have. Generally, we compete with others by offering lower prices and better service. However, our KH-30(R) and AD-30 cleaners are more expensive, and with these products we have to compete by emphasizing product effectiveness and environmental safety.

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

         With respect to our formulations which are proprietary, as described above, we have attempted to patent our KH-30(R) oil well cleaner in the principal oil producing countries world-wide. We believe the basic patent to be strong and that it will help our competitive position. However, we are aware that others may try to imitate our product or invalidate our patents. We have in the past vigorously enforced our trade secrets such as the one relating to our UNIPROOF(R) proofing paper, and intend to continue to do so in the future. However, we recognize that intellectual property rights provide less than complete protection. To the best of our knowledge no one else is currently producing a product similar to KH-30(R).

         In the case of our UNIPROOF(R) proofing paper, our principal competition is E.I. duPont de Neumours and Co. which controls in excess of 95% of the U.S. proofing paper market of $80-$100 million per year. Currently we have been able to compete with du Pont in terms of better prices and service. We believe the market will welcome an alternative to duPont and we plan to continue our current marketing practices.

ITEM 2.  SELECTED CONSOLIDATED FINANCIAL DATA

                            UNITED ENERGY CORPORATION
                              SUMMARY OF OPERATIONS

         The following historical selected consolidated financial data for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 is derived from our audited financial statements and their notes included elsewhere in this registration statement on Form 10. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and accompanying notes appearing elsewhere.

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

            FISCAL YEAR ENDED MARCH 31, 2000, 1999, 1998, 1997, 1996

---------------------------------------------------------------------------------------------------------------
            CONSOLIDATED                         2000          1999            1998          1997         1996
    STATEMENT OF OPERATIONS DATA
---------------------------------------------------------------------------------------------------------------
Operating Revenues                          2,585,556     1,191,583       1,942,142     1,172,551       85,243
---------------------------------------------------------------------------------------------------------------
Cost of goods sold                          1,368,727     1,115,779       1,729,968       694,706       27,334
---------------------------------------------------------------------------------------------------------------
Gross profit                                1,216,829        75,804         212,174       477,845       57,909
---------------------------------------------------------------------------------------------------------------
Selling, G&A                                1,051,494       774,056         766,931       727,796       59,635
---------------------------------------------------------------------------------------------------------------
Interest income (expense), net                  2,424       (3,402)          14,427         3,159        1,415
---------------------------------------------------------------------------------------------------------------
Income (loss) before
discontinued operations                       145,445     (702,284)       (571,616)     (256,724)     (47,856)
---------------------------------------------------------------------------------------------------------------
(Loss) from discontinued operations                 0      (35,333)        (45,699)     (480,321)    (231,412)
---------------------------------------------------------------------------------------------------------------
Income tax                                          0             0               0             0            0
---------------------------------------------------------------------------------------------------------------
Net income (loss)                             145,445     (737,617)       (617,315)     (737,045)    (279,268)
---------------------------------------------------------------------------------------------------------------
Retained earnings (deficit)beginning      (2,369,587)   (1,631,970)     (1,014,655)     (277,610)        1,658
---------------------------------------------------------------------------------------------------------------
Retained Earnings (deficit) end           (2,224,142)   (2,369,587)     (1,631,970)   (1,014,655)    (277,610)
---------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                        0.01        (0.05)          (0.04)        (0.06)       (0.02)
---------------------------------------------------------------------------------------------------------------
Cash dividends paid                                 0             0               0             0            0
---------------------------------------------------------------------------------------------------------------

                  AS OF MARCH 31, 2000, 1999, 1998, 1997, 1996

--------------------------------------------------------------------------------------------------------------
            CONSOLIDATED                      2000           1999           1998           1997          1996
        BALANCE SHEET DATA
--------------------------------------------------------------------------------------------------------------
Total working capital                      318,651         41,448        199,142      (129,733)     (298,276)
--------------------------------------------------------------------------------------------------------------
Total assets                             1,314,843        565,749        569,762        257,835       181,208
--------------------------------------------------------------------------------------------------------------
Total liabilities                          765,591        289,232        301,628        342,686       458,014
--------------------------------------------------------------------------------------------------------------
Total long term debt                             0              0              0              0             0
--------------------------------------------------------------------------------------------------------------
Total stockholder's equity                 549,252        276,517        268,134       (84,851)     (276,806)
--------------------------------------------------------------------------------------------------------------
Total shares outstanding                15,830,270     15,681,270     15,149,936     14,408,616    12,890,616
--------------------------------------------------------------------------------------------------------------


                            CAUTIONARY NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including "may," "could," "would," "should", "will," "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors,

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

some of which remain beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this registration statement. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to those statements appearing elsewhere in this registration statement. In addition to historical information, the management's discussion and analysis of financial condition and results of operations as well as other parts of this registration statement may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

OVERVIEW

         During fiscal 1998, we changed our business to focus on environmentally-safe, specialty chemicals and closed our printing equipment division. Also during fiscal 1998, we had substantial revenues from a graphic arts distributorship.

         Our largest customers accounted for 41%, 23% and 33% of revenues in each of the fiscal years ended March 31, 2000, 1999 and 1998. Our second largest customers accounted for 9.5%, 17% and 30%, respectively, in each of such years.

         No other customer accounted for more than 10% of our revenues during the same periods.

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

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 2000 TO FISCAL YEAR ENDED MARCH 31,
1999

         SALES

         Sales increased to $2,585,556 for the year ended March 31, 2000 from $1,191,583 for the year ended March 31, 1999. The $1,393,973, or 117%, increase in sales was derived principally from sales of our UNIPROOF(R) proofing paper, which was introduced in June 1999. Our three largest customers accounted for 59 % of revenues for the year ended March 31, 2000 compared with 42% for the year ended March 31, 1999.

         COST OF SALES

         Cost of sales increased to $1,368,727 but dropped to 53% of sales, for the year ended March 31, 2000 from $1,115,779 or 94% of sales, for the year ended March 31, 1999. This was primarily due to production and sale of the proofing paper, which has a higher gross margin relative to our other products.

         OPERATING COSTS AND EXPENSES

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $1,051,494, or 41% of sales, for the year ended March 31, 2000 from $774,056, or 65% of sales, for the year ended March 31, 1999. This increase was attributable primarily to the hiring of additional employees and outside consultants.

         Interest Expense, Net of Interest Income. Interest expense and interest income were not significant in either fiscal year.

         Net Income. For the year ended March 31, 2000, our net income totaled $145,445, or 6% of sales, as compared to a loss of $737,617 for the year ended March 31, 1999. This increase is the result of improvements in sales volume and production of higher margin products, in particular the UNIPROOF(R) proofing paper. The loss from discontinued operations was zero in fiscal 2000 compared to $35,333 in fiscal 1999.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1999 TO FISCAL YEAR ENDED MARCH 31,
1998

         SALES

         Sales decreased to $1,191,583 for the year ended March 31, 1999 from $1,942,142 for the year ended March 31, 1998. The $750,559, or 39%, decrease in sales was mainly attributed to decreased sales of printing equipment, due to the closing of that division. Our three largest customers accounted for 42% of revenues for the year ended March 31, 1999 compared with 68% for the year ended March 31, 1998.

         COST OF SALES

         Cost of sales for the year ended March 31, 1999 were $1,115,779 or 94% of sales, compared to $1,729,968 for the year ended March 31, 1998, or 89% of sales. The decrease in amount resulted primarily from the cessation of equipment manufacturing, and the increase in percentage of sales occurred because of reduced fiscal 1999 revenues.

         OPERATING COSTS AND EXPENSES

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $774,056, or 65% of sales, for the year ended March 31, 1999, from $766,931, or 39% of sales, for the year ended March 31, 1998. This increase of $7,125 stemmed primarily from increased research and development and the Company's efforts to introduce its KH-30 oil well cleaner. The increase in percentage of sales was due primarily to lower sales while these activities were occurring.

         Interest Expense, Net of Interest Income. Interest expense and interest income were not significant in either fiscal year.

         Net Loss. For the year ended March 31, 1999, our net loss totaled $737,617 as compared to a net loss of $617,315 for the year ended March 31, 1998. This increase in the amount of loss can be attributed to lower overall sales and to increased expenditures in fiscal 1999 related to efforts to introduce KH-30(R) and development expenses for the UNIPROOF(R) proofing paper. The fiscal 1999 loss from discontinued operations was $45,699 compared with a fiscal 1998 loss from discontinued operations of $480,321.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1998 TO FISCAL YEAR ENDED MARCH 31,
1997

         SALES

         Sales increased to $1,942,142 for the year ended March 31, 1998 from $1,172,551 for the year ended March 31, 1997. The $769,591, or 66%, increase in sales was mainly attributed to increased sales of the printing and graphic arts equipment division. Our three largest customers accounted for 68% of revenues for the year ended March 31, 1998.

         COST OF SALES

         Cost of sales for the year ended March 31, 1998 were $1,729,968, or 89% of sales, compared to $694,706 for the year ended March 31, 1997, or 59% of sales. The higher cost of sales in 1998 was the result of costs associated with the discontinued equipment division, as well as higher sales volume of lower margin graphic arts products.

         OPERATING COSTS AND EXPENSES

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $766,931, or 39% of sales, for the year ended March 31, 1997 from $727,796, or 62% of sales, for the year ended March 31, 1997. The decrease in the percentage of sales was due primarily to the increase in sales as compared to stable selling, general and administrative expenses.

         Interest Expense, Net of Interest Income. Interest expense and interest income were not significant in either fiscal year.

         Net Loss. For the year ended March 31, 1998, our net loss totalled $617,315 as compared to a net loss of $737,945 for the year ended March 31, 1997. The difference can be attributed to an increase in sales and stable selling, general and administrative expenses, offsetting the increase in cost of sales. The fiscal 1998 loss from discontinued operations was $480,321 compared to $231,412 in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

         Since the acquisition of United Energy in 1995, we have financed our operations through equity contributions from principals and from third parties supplemented by funds generated by our business. As of March 31, 2000, we had $46,008 in cash, accounts receivable of $445,949 and inventories of $592,285.

         Net Cash Provided by Financing and Operating Activities. Net cash generated from financing activities decreased to $356,271 for the year ended March 31, 2000 from $554,628 for the year ended March 31, 1999, a net decrease of $198,357. The higher amount in 1999 had been needed to cover net losses in that year. Financing in fiscal year 2000 was used primarily for working capital needed to cover increased accounts receivable and increased inventory.

         Due to our increased inventory and cost of sales in fiscal 2000, accounts payable and accrued expenses increased $120,008 to $385,176 at fiscal year end 2000 from $265,088 in 1999. However, in 2000, due to our expanding business, sales increased to approximately $2,585,556 in 2000 from $1,191,583 in 1999 and our net income increased to $145,445 compared to a loss of $737,617 in fiscal 1999.

         At March 31, 2000, accounts receivable increased to $445,949, a $336,221, or 306% increase, over the balance at March 31, 1999 of $109,737. Most of the increase was related to our increased sales volume during fiscal 2000. Also, there were a number of large orders shipped in the fourth quarter of fiscal 2000 for which payment had not been received at fiscal year end.

         Inventories at March 31, 2000 were $592,285, an increase of $545,790 from the balance of $46,495 at March 31, 1999. Most of the increase was due to raw materials acquired just before fiscal year end.

         Our capital requirements have grown, consistent with the growth of our operations and staffing. We expect our capital requirements to continue to increase in order to expand and maintain our growth and to remain a competitive force in our industry. We believe that the capital currently available to us will be sufficient to sustain our current level of operations. However, to be able to grow and to take advantage of anticipated opportunities we will need additional capital. We believe such capital will be available to us on reasonable terms.

REPORTING BY SEGMENTS

         The Company considers itself to be primarily a specialty chemicals company because of its decision in fiscal 1998 to close its printing equipment division and focus primarily on the sale of its KH-30(R) oil well cleaner and related products. However, a significant portion of its revenues has been related to the printing and the graphic arts industry. This will continue to be the case in the future if sales of our UNIPROOF(R) proofing paper continue to increase. Also, during the past three fiscal years, the Company has derived additional revenues by acting as a graphic arts products distributor.

         The following table shows the proportion of total revenues by segment in each of the last three fiscal years.

                                                SPECIALTY
                                                ---------
   FISCAL YEAR          GRAPHIC ARTS            CHEMICALS
   -----------          ------------            ---------
       1998                $    1,861,850          $     80,292
       1999                       890,458               301,125
       2000                     1,970,701               615,215

STATEMENT REGARDING INFLATION

         The Company does not believe that inflation in the cost of its raw materials has had or will have any significant negative impact on its operations in the past or in the future.

STATEMENT REGARDING MARKET RISK

         The Company does not engage in any transactions involving financial instruments or in hedging transactions with respect to its operations.

ITEM 3.  PROPERTIES

         As of March 31, 2000, the Company had $46,008 in cash, inventory of $592,285, receivables of $445,949, patents valued at $140,789 and other assets, totaling $1,314,843, as listed on its balance sheet. It rents 9,600 sq. feet of space at 600 Meadowlands Parkway, Secaucus, New Jersey 07094 at a monthly rent of $7,720. The Company uses contract chemical blending and manufacturing facilities in various locations around the United States for the manufacture of its products.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of March 31, 2000, information regarding the beneficial ownership of shares by each person known by the Company to own more than five percent of the outstanding shares, by each of the directors/officers, and by the directors/officers as a group.

                       HOLDERS OF GREATER THAN 5% OF CLASS

                             Name & Address          Amount of and Nature
                             --------------          --------------------
Title of Class             of Beneficial Owner       Beneficial Ownership*     Percent of Class*
--------------             -------------------       ---------------------     -----------------

Common Stock               Ronald Wilen              3,570,600                  22.5%
                           United Energy Corp.       (Direct)
                           600 Meadowlands Pkwy.
                           Secaucus, N.J. 07094

Common Stock               Robert L. Seaman          1,861,627                  11.8%
                           515 Madison Ave.          (Direct)
                           New York, NY 10022

Total of all shareholdings                           5,431,627                  34.3%
--------------------------                           ---------                  -----
of greater than 5%
------------------

         *Both Mr. Wilen and Mr. Seaman have been granted options to acquire an additional 750,000 shares of common stock. Those shares have not been included. The options are not yet exercisable and are not likely to become exercisable within 90 days, because they were granted pursuant to an option plan which must be approved by the shareholders of the Company.

SPECIAL STOCK OPTION FOR INTERNATIONAL RESEARCH AND DEVELOPMENT

         In addition to the stock options reported above for Mr. Wilen and Mr. Seaman, under an agreement with International Research and Development ("IRD") dated August 25, 1999, IRD has the right to acquire up to 2,250,000 shares of United Energy common stock, provided that IRD achieves $20,000,000 in sales of United Energy products within a period of 18 months from August 25, 1999. The price at which each option may be exercised is 50% of the closing price of United Energy common stock on the date IRD achieves $10,000,000 in sales for 750,000 shares (a vesting date); 50% of the closing price on the date IRD achieves an additional $5,000,000 in sales (a vesting date) and 50% of the closing price on the date IRD achieves a further $5,000,000 in sales (a vesting date). Each option must be exercised within six months of its respective vesting date. Any option not vested at the end of 18 months from August 25, 1999 will expire. As of June 1, 2000, IRD had not sold any United Energy products.

                             DIRECTORS AND OFFICERS

Title of Class             Name of Beneficial Owner              Amount and Nature of       Percent of Class*
--------------             ------------------------              --------------------       -----------------
                                                                 Beneficial Ownership*
                                                                 ---------------------

Common Stock               Ronald Wilen                               3,570,000                   22.5%
                           Nor Industries, Inc.                       (Direct)
                           600 Meadowlands Parkway
                           Secaucus, N.J. 07094
                           (Director & President)

Common Stock               Robert L. Seaman                           1,861,627                   11.8%
                           515 Madison Ave., Suite 3200               (Direct)
                           New York, NY 10022
                           (Director & Executive Vice Pres.)

Total shareholdings of                                                5,431,627                   34.3%
----------------------                                                ---------                   -----
directors & officers
--------------------

         *Both Mr. Wilen and Mr. Seaman have been granted options to acquire an additional 750,000 shares of common stock. Those shares have not been included. The options are not yet exercisable and are not likely to become exercisable within 90 days, because they were granted pursuant to an option plan which must be approved by the shareholders of the Company.

         There are no arrangements known to the Company which could result in a change of control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The following table shows the positions held by the Company's executive officers and directors during the fiscal year ended March 31, 2000. Directors are appointed annually and serve until the next annual meeting of the Company's stockholders, and until their successors have been elected and have qualified. Officers are appointed to their positions, and continue in such positions, at the discretion of the directors.

         Name                      Age      Position                            Held such positions since
         ----                      ---      --------                            -------------------------

         Ronald Wilen              61       President,                                    1995
                                            Director

         Robert Seaman             58       Executive Vice President,                     1995
                                            Secretary/Treasurer, Director

There are no family relationships among Officers and/or Directors.

RONALD WILEN

         Since October 1995 Mr. Wilen has been primarily engaged as the chief executive officer of United Energy Corp., serving as its President and as one of its two directors. Mr. Wilen has also served during the period as the President of Nor Industries, Inc., the principal subsidiary of United Energy. In the period from April 1995 through October 1995 Mr. Wilen was primarily engaged in overseeing the development of the assets which are now part of United Energy, assembling the team of administrative and technical personnel to run United Energy and in arranging for the acquisition of the Company which took place in October 1995.

         Mr. Wilen spends approximately 100% of his business time on the affairs of United Energy.

ROBERT SEAMAN

         Since October 1995 Mr. Seaman has served as the Executive Vice President, Secretary/Treasurer and General Counsel of United Energy Corp. From April through October of 1995, Mr. Seaman assisted in the acquisition of United Energy.

         For the same five-year period Mr. Seaman has continued to serve a number of clients as a private corporate attorney practicing from an office at 515 Madison Ave. New York, NY 10022. Mr. Seaman has been a practicing attorney in New York since 1969, primarily in the areas of corporate, securities and commercial law. Mr. Seaman spends approximately 40% of his business time on the affairs of United Energy.

         Mr. Seaman serves on the boards of directors of several private, non-public companies. Also, since January 1999 he has held the position of President and Director of Quantitative Methods Corporation. Quantitative has a class of securities registered under Section 15(d) of the Securities Exchange Act and is publicly traded. Quantitative is an early development stage company headquartered in Montreal, Canada which hopes to acquire and develop a portfolio of emerging e-commerce companies. Mr. Seaman spends approximately 10% of his business time on the affairs of Quantitative Methods.

         There are no family relationships among the directors and/or executive officers of United Energy Corp. There are no persons other than Mr. Wilen and Mr. Seaman who could be deemed either "promotors" or "controlling persons" with respect to United Energy Corp.

ITEM 6.  EXECUTIVE COMPENSATION

         During the three fiscal years ended March 31, 2000 the Company had no arrangements for the remuneration of its officers and directors, except that they were entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf. The Company will pay compensation to the officers and directors elected in 2000, if at all, at a rate yet to be determined by the board of directors.

         The following table sets forth the compensation, if any, and the nature of such compensation, received from the Company by Mr. Wilen and Mr. Seaman, the only two executive officers of the Company during each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------
                                    Annual Compensation              Long-Term Compensation
                           -------------------------------------------------------------------------
    Name                                                                    Securities                   All
     And                                            Other      Restricted   Underlying                  Other
  Principal    Fiscal                               Annual       Stock       Options       LTIP       Compen-
  Position     Year        Salary      Bonus      Compensation    Award        SARs        Payouts      sation
----------------------------------------------------------------------------------------------------------------
    Ronald        2000         0           0         (1)           0         750,000         0           0
    Wilen,     -------------------------------------------------------------------------------------------------
                  1999         0           0         (1)           0            0            0           0
               -------------------------------------------------------------------------------------------------
  President       1998         0           0         (1)           0            0            0           0
----------------------------------------------------------------------------------------------------------------
   Robert         2000         0           0                       0         750,000         0           0
   Seaman,     -------------------------------------------------------------------------------------------------
  Executive       1999         0           0                       0            0            0           0
    Vice       -------------------------------------------------------------------------------------------------
  President       1998         0           0                       0            0            0           0
----------------------------------------------------------------------------------------------------------------

         (1) The Company pays for an automobile used by Mr. Wilen under a monthly lease of $450. It also pays medical insurance for Mr. Wilen at a rate of $556.59 per month.

         On May 3, 1999 the Company adopted a comprehensive stock option plan for its officers employees and consultants. Also, on May 3, 1999 the board of directors of the Company acting in its capacity as the stock option committee awarded options to purchase 750,000 shares of the Company's common stock to each of Mr. Wilen and Mr. Seaman. The options so granted are exercisable at a price of $1.50 per share (the closing price on the date of grant) and are valid for a term of 10 years. However, none of such options may be exercised until (a) the option plan has been approved by the shareholders (which has not yet occurred) and the Company has achieved net income from operations (which did occur for the fiscal year ended March 31, 2000). Additional information relating to such options is set out in the table below.

                        OPTIONS/SAR GRANTS IN LAST YEAR*

---------------------------------------------------------------------------------------------------------
                     Individual Grants
---------------------------------------------------------------------------    Potential Realization
                                Percent of                                   Value At Assumed Rates Of
                  Number of        Total                                     Stock Price Appreciation
                 Securities      Options/                                               For
     Name        Underlying        SARs        Exercise       Expiration            Option Term
                  Options/      Granted To        Of             Date
                    SARs         Employees     Base Price                  -----------------------------
                  Granted        In Fiscal       ($/Sh)
                                   Year                                         5% ($)        10% ($)
---------------------------------------------------------------------------------------------------------

 Ronald            750,000          50%           $1.50          5/3/09       $375,000       $750,000
  Wilen

---------------------------------------------------------------------------------------------------------

 Robert            750,000          50%           $1.50          5/3/09       $375,000       $750,000
 Seaman

---------------------------------------------------------------------------------------------------------

         *None of the options shown have been exercised. They cannot be exercised until the 1999 Comprehensive Stock Option Plan has been approved by the shareholders of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the last fiscal year no officer, director, nominee for election as a director or associate of such officer, director or nominee is, or was, indebted to the Company or engaged in any other transactions with the Company. No such transactions are proposed.

ITEM 8.  LEGAL PROCEEDINGS

         In the opinion of management, there are no material legal proceedings in process against the Company and none are threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

         As of March 31, 2000, there were 490 record holders of the Company's common stock and there were 15,830,270 shares outstanding. The Company has not previously declared or paid any dividends on its common stock and does not anticipate declaring any dividends in the foreseeable future.

         The following table shows United Energy's high and low sales prices as quoted on the NASD Bulletin Board by quarter during each of the Company's last three fiscal years.

-----------------------------------------------------------------------------------------
FISCAL YEAR                              HIGH SALES PRICE          LOW SALES PRICE
-----------------------------------------------------------------------------------------
     1997        First Quarter           1 5/16                    3/4
-----------------------------------------------------------------------------------------
                 Second Quarter          2 13/16                   1
-----------------------------------------------------------------------------------------
                 Third Quarter           6 5/16                    2 1/2
-----------------------------------------------------------------------------------------
                 Fourth Quarter          5 5/16                    2 1/8
-----------------------------------------------------------------------------------------
     1998        First Quarter           3 9/16                    2 1/2
-----------------------------------------------------------------------------------------
                 Second Quarter          2 15/16                   1 9/16
-----------------------------------------------------------------------------------------
                 Third Quarter           2 11/16                   1 1/16
-----------------------------------------------------------------------------------------
                 Fourth Quarter          2 3/16                    1 9/16
-----------------------------------------------------------------------------------------
     1999        First Quarter           2                         1 7/16
-----------------------------------------------------------------------------------------
                 Second Quarter          4                         2
-----------------------------------------------------------------------------------------
                 Third Quarter           2 11/16                   1 15/16
-----------------------------------------------------------------------------------------
                 Fourth Quarter          3 1/2                     1.81
-----------------------------------------------------------------------------------------
     2000        First Quarter*          3 1/2                     4 1/8
-----------------------------------------------------------------------------------------

         *Through 5/1/00

         The Company's common stock has been traded on the NASD Bulletin Board since 1995 under the symbol UNRG. The aggregate market value of the stock held by non-affiliates on March 31, 2000 was $36,565,581. On May 3, 2000 the Company's common stock began trading on the over-the-counter market under the same symbol.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Registrant has made the following sales of unregistered securities during its last three fiscal years. In all cases the shares sold were of its common stock, par value $.01 per share.

       DATE                           NAME OF                      NUMBER
       OF SALE                       PURCHASER                    OF SHARES             CONSIDERATION

            3/1/00              William G. Ford                         1,000         Services Rendered

            1/5/00              James McKeever                          3,000         Services Rendered

          10/29/99              Presidio Ltd. Partners                 50,000         Services Rendered

           7/16/99              Relevant Investments Ltd.             100,000         $200,000 cash

           5/13/99              James Farinella                        45,000         Litigation Settlement

           5/12/99              Relevant Investments Ltd.             150,000         $150,000 cash

           12/1/98              Leap International                     60,000         Services Rendered

           12/1/98              Micro Data Solutions                   15,000         Services Rendered

           12/1/98              Robert Guinta                          25,000         Services Rendered

          10/23/98              Relevant Investments Ltd.             200,000         $200,000 cash

            9/9/98              Relevant Investments Ltd.             100,000         $150,000 cash

           1/15/98              Relevant Investments Ltd.             100,000         $300,000 cash

            8/5/97              Martin Rappaport                       75,000         $112,000 cash

            7/1/97              Kenneth Deffeyes                       10,000         Services Rendered

            7/1/97              John Guarino                           30,000         Services Rendered

           5/30/97              Beta Industries, Inc,                 545,627         $400,000 cash

           5/21/97              Charles Malette                       166,000         $100,000 cash

           5/21/97              Martin Rappaport                      200,000         $120,000 cash

         All of the above transactions were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

         All of the individuals or entities who received shares for services rendered were non-employee consultants to the Company at the time the shares were received and had rendered services in such consulting capacities in a variety of areas of expertise. In each instance the number of shares issued was a negotiated amount, based upon the perceived value of the services, recent market prices of the Company's stock adjusted for the fact that the stock was restricted at the time of issuance, and other factors deemed pertinent by the Company.

         The Farinella settlement was made on advice of counsel to avoid further litigation costs.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         United Energy's authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share. The stock being registered is our common stock of which there were 15,830,270 shares outstanding as of March 31, 2000.

DESCRIPTION OF COMMON STOCK

         Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled ratably to our net assets available after the payment of all liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are validly issued, duly authorized, fully paid and nonassessable.

         The above review of the terms of our common stock is a summary and does not contain all the information that may be important. For more complete information, please refer to our certificate of incorporation which is filed as an exhibit to this registration statement.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Board of Directors has authorized the Company to provide a general indemnification to officers, directors, employees and agents regarding any claims or liabilities incurred in the course of their employment.

         The Company was organized as a corporation in the state of Nevada on July 7, 1971. The Nevada business corporation law, Nevada Revised Statues Section Section 78.7502, provides that each officer, director, employee and agent of the Company may be indemnified by it against certain costs, expenses and liabilities which he or she may incur in his or her capacity as such. A copy of the applicable provisions of Nevada law is set forth below.

SECTION 78.7502. DISCRETIONARY AND MANDATORY INDEMNIFICATION OF OFFICERS,
                 DIRECTORS, EMPLOYEES AND AGENTS: GENERAL PROVISIONS.

STATUTE TEXT

         "1.      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful."

         "2.      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper."

         "3.      To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense"

ITEM 13. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         Consolidated financial statements for the three most recent fiscal years ended March 31, 2000, 1999 and 1998 are attached.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no disagreements between the Company and our prior or current accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Prior to the fiscal year ended March 31, 1999 our financial statements were audited by Jones, Jensen & Co. of Salt Lake City, Utah. We changed to Arthur Andersen LLP to audit our financial statements as of, and for the fiscal years ended, March 31, 1999 and 2000, primarily because of geographical convenience.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits filed as a part of this Form 10 are as follows:

(a)(1)   FINANCIAL STATEMENTS

         Reports of Independent Accountants

         Consolidated Balance Sheets as of March 31, 2000, 1999, 1998

         Consolidated Statements of Operations for the Fiscal Years ended March 31, 2000, 1999, 1998

         Consolidated Statements of Shareholders' Equity for the Fiscal Years ended March 31, 2000, 1999, 1998

         Consolidated Statements of Cash Flows for the Fiscal Years ended March 31, 2000, 1999, 1998

         Notes to Consolidated Financial Statements for the Fiscal Years ended March 31, 2000, 1999, 1998

(a)(2)   EXHIBITS:         See page 33 et seq. for Index to Exhibits and
                           Exhibits.

                                   SIGNATURES

         Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               UNITED ENERGY CORP.
         ----------------------------------------------------------------------
                                  (Registrant)

By                \s\  Ronald Wilen                                    6/8/00
         ----------------------------------------------------------------------
         RONALD WILEN, President                                       (Date)

By                \s\  Robert Seaman                                   6/8/00
         ----------------------------------------------------------------------
         ROBERT L. SEAMAN, Principal Financial Officer                 (Date)

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By                \s\  Ronald Wilen                                    6/8/00
         ----------------------------------------------------------------------
         RONALD WILEN, Director                                        (Date)

By                \s\  Robert Seaman                                   6/8/00
         ----------------------------------------------------------------------
         ROBERT L. SEAMAN, Director                                    (Date)

                                INDEX TO EXHIBITS

Exhibit Item
------------
Number
(3)      (I)      Articles of Incorporation
         (II)     By-Laws

(4)      Instruments Defining the Rights of Security Holders

         (a)      Articles of Incorporation: Articles Fourth, Fifth and Seventh
         (b)      By-Laws: Article I: Sections: Six, Seven, Eight, Nine, Ten;
                  Article II: Section Nine: Article IV: Section Two
         (c)      Form of Stock Certificate of the Company

(10)      Material Contracts

         (a)      1999 Comprehensive Stock Option Plan
         (b)      Distribution Agreement and Option Agreement with International
                  Research and Development dated August 25, 1999
         (c)      Joint Marketing Agreement with ChemTech (a Division of
                  Smith International) dated March 2, 2000

(11)     Statement re Computation of Per Share Earnings

(12)     Statement re Computation of Ratios  (not applicable)

(13)     Annual Report to Shareholders- (no such report has been produced)

(16)     Letter re Change in Certifying Accountant

(18)     Letter re Accounting Principles  (not applicable)

(21)     List of Subsidiaries

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

INDEX


                                                                                                                Page
                                                                                                              --------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                         1

CONSOLIDATED FINANCIAL STATEMENTS:
    Consolidated Balance Sheets as of March 31, 2000 and 1999                                                    2
    Consolidated Statements of Operations for the Years Ended March 31, 2000 and 1999                            3
    Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2000 and 1999                  4
    Consolidated Statements of Cash Flows for the Years Ended March 31, 2000 and 1999                            5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                      6-11

                                                                ARTHUR ANDERSEN
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
United Energy Corporation:

We have audited the accompanying consolidated balance sheets of United Energy Corporation (a Nevada corporation) and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Energy Corporation and subsidiaries as of March 31, 2000, and the results of their operations and their cash flows for the years ended March 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                /s/ ARTHUR ANDERSEN LLP

New York, New York
April 28, 2000

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2000 AND 1999

                                       ASSETS                                                2000              1999
                                       ------                                           --------------    --------------

CURRENT ASSETS:
    Cash and cash equivalents                                                           $       46,008    $      172,448
    Accounts receivable, net of allowance for doubtful accounts of $18,260
       and $18,260, respectively                                                               445,949           109,737
    Inventory (Note 6)                                                                         592,285            48,495
                                                                                        --------------    --------------
                 Total current assets                                                        1,084,242           330,680

PROPERTY AND EQUIPMENT, net of accumulated depreciation and
    amortization of $17,320 and $13,311, respectively                                            9,661            13,670

OTHER ASSETS:
    Goodwill, net of accumulated amortization of $7,957 and $0, respectively                    78,566            82,544
    Patent, net of accumulated amortization of $9,479 and $0, respectively                     140,789           134,116
    Other assets                                                                                 1,585             4,739
                                                                                        --------------    --------------
                 Total assets                                                           $    1,314,843    $      565,749
                                                                                        ==============    ==============

                       LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------

CURRENT LIABILITIES:
    Accounts payable and accrued expenses                                               $      385,176    $      265,088
    Accounts payable to shareholders                                                           350,000                 -
    Related party loans payable (Note 4)                                                        24,718            12,077
    Revolving line of credit (Note 7)                                                            5,697            12,067
                                                                                        --------------    --------------
                 Total current liabilities                                                     765,591           289,232
                                                                                        --------------    --------------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:
    Common stock; 100,000,000 shares authorized of $0.01 par value,
       15,830,270 and 15,681,270 shares issued and outstanding,
       respectively                                                                            158,302           156,812
    Additional paid-in capital                                                               2,640,092         2,514,292
    Stock subscription receivable                                                              (25,000)          (25,000)
    Accumulated deficit                                                                     (2,224,142)       (2,369,587)
                                                                                        --------------    --------------
                 Total stockholders' equity                                                    549,252           276,517
                                                                                        --------------    --------------
                 Total liabilities and stockholders' equity                             $    1,314,843    $      565,749
                                                                                        ==============    ==============

The accompanying notes are an integral part of these consolidated balance sheets.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

                                                                                           2000             1999
                                                                                       --------------   --------------

REVENUES, net                                                                          $    2,585,556   $    1,191,583

COST OF GOODS SOLD                                                                          1,368,727        1,115,779
                                                                                       --------------   --------------
                 Gross profit                                                               1,216,829           75,804
                                                                                       --------------   --------------

OPERATING EXPENSES:
    General and administrative                                                              1,051,494          774,056
    Depreciation and amortization                                                              17,466            7,434
                                                                                       --------------   --------------
                 Total operating expenses                                                   1,068,960          781,490
                                                                                       --------------   --------------
                 Income (loss) from operations                                                147,869         (705,686)
                                                                                       --------------   --------------

OTHER INCOME (EXPENSE), net:
    Interest income                                                                            10,028            4,770
    Interest expense                                                                          (12,452)          (1,368)
                                                                                       --------------   --------------
                 Total other income (expense), net                                             (2,424)           3,402
                                                                                       --------------   --------------
                 Income (loss) from continuing operations                                     145,445         (702,284)

LOSS FROM DISCONTINUED OPERATIONS (Note 5)                                                    -                (35,333)
                                                                                       --------------   --------------
                 Net income (loss)                                                     $      145,445   $     (737,617)
                                                                                       ==============   ==============

BASIC AND DILUTED LOSS PER SHARE:
    Income (loss) from continuing operations                                           $          0.01  $       (0.05)
    Loss from discontinued operations                                                          -                (0.00)
                                                                                       ---------------  -------------
                 Total basic income (loss) per share                                   $          0.01  $       (0.05)
                                                                                       ===============  =============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING,
    basic and diluted                                                                       15,740,853      15,355,635
                                                                                       ===============  ==============

The accompanying notes are an integral part of these consolidated statements.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2000 AND 1999


                                        Common Stock             Additional       Stock
                                ---------------------------       Paid-in      Subscription      Accumulated
                                   Shares          Amount         Capital       Receivable         Deficit           Total
                                ------------   ------------    ------------   -------------    -------------    --------------

BALANCE, March 31, 1998           15,149,936   $    151,499    $  1,851,605     $  (103,000)   $  (1,631,970)   $      268,134

    Common stock issued              400,000          4,000         496,000           -                -               500,000

    Common stock issued to
       acquire Green Globe
       Industries, Inc.               30,000            300          50,700           -                -                51,000

    Common stock issued to
       former shareholder              1,334             13             (13)          -                -                 -

    Common stock issued for
       services received             100,000          1,000         139,000           -                -               140,000

    Receipt of cash from and
       write-off of portion
       of stock subscription
       receivable                      -              -             (23,000)         78,000            -                55,000

    Net loss                           -              -               -               -             (737,617)         (737,617)
                                ------------   ------------    ------------   -------------    -------------    --------------
BALANCE, March 31, 1999           15,681,270        156,812       2,514,292         (25,000)      (2,369,587)          276,517

    Common stock issued for
       services received             149,000          1,490         125,800            -                -              127,290

    Net income                         -              -               -                -             145,445           145,445
                                ------------   ------------    ------------   -------------   --------------    --------------
BALANCE, March 31, 2000           15,830,270   $    158,302    $  2,640,092    $    (25,000)  $   (2,224,142)   $      549,252
                                ============   ============    ============   =============   ==============    ==============

The accompanying notes are an integral part of these consolidated statements.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

                                                                                             2000             1999
                                                                                        --------------   --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                                   $      145,445   $     (737,617)
    Adjustments to reconcile net income (loss) to net cash used in operating activities-
       Depreciation and amortization                                                            17,465            7,434
       Noncash consulting expense                                                              127,290          140,000
    Changes in operating assets and liabilities-
       (Increase) decrease in accounts receivable                                             (336,212)          37,942
       Increase in inventory                                                                  (543,790)         (19,366)
       Decrease (increase) in other assets, net                                                  3,154             (939)
       Increase (decrease) in accounts payable and accrued expenses                            120,088          (55,646)
                                                                                        --------------   --------------
                 Net cash used in operating activities                                        (466,560)        (628,192)
                                                                                        --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Payments for acquisition of property and equipment                                            -              (1,506)
    Payments for patent                                                                        (16,151)         (76,744)
                                                                                        --------------   --------------
                 Net cash used in investing activities                                         (16,151)         (78,250)
                                                                                        --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on line of credit                                                                  (6,370)          (6,949)
    Proceeds from loans payable to related party                                                12,641            6,577
    Proceeds from accounts payable to shareholders                                             350,000             -
    Proceeds from stock subscription receivable                                                   -              55,000
    Proceeds from issuance of common stock                                                        -             500,000
                                                                                        --------------   --------------
                 Net cash provided by financing activities                                     356,271          554,628
                                                                                        --------------   --------------
                 Net decrease in cash and cash equivalents                                    (126,440)        (151,814)

CASH AND CASH EQUIVALENTS, beginning of year                                                   172,448          324,262
                                                                                        --------------   --------------

CASH AND CASH EQUIVALENTS, end of year                                                  $       46,008   $      172,448
                                                                                        ==============   ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for-
       Interest                                                                         $       12,452   $        1,368
       Income taxes                                                                                800              600

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
    Forgiveness of stock subscription receivable                                        $         -      $       23,000
    Common stock issued for acquisition of Green Globe Industries, Inc.                           -              51,000

DETAILS OF ACQUISITION:
    Fair value of assets acquired                                                                        $        8,099
    Goodwill                                                                                                     86,523
    Liabilities assumed                                                                                         (43,622)
                                                                                                         --------------
                 Fair value of common stock issued                                                       $       51,000
                                                                                                         ==============

The accompanying notes are an integral part of these consolidated statements.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999


1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

United Energy Corporation and subsidiaries (collectively, the "Company") was incorporated in Nevada on July 7, 1971. The Company was originally organized to engage in mining-related activities. The Company was unable to raise sufficient capital for its mining activities; therefore, its operations ceased.

On March 13, 1996, the Company completed an Agreement and Plan of Reorganization with Nor-Graphics, Inc. ("Nor") and Scitech Group, Inc. ("Scitech"), whereby the Company issued 1,050,000 shares of its common stock in exchange for all of the outstanding common stock of Nor and Scitech.

Nor was incorporated in Delaware on September 1, 1994. On May 12, 1995, Nor-Graphics, Inc. changed its name to Nor-Graphics Industries, Inc. Nor has two primary divisions, graphic arts and specialty chemicals. Initially, the graphic arts division had focused primarily on its line of patented, high-speed computer-controlled sheeters, batchers and sorters. The graphics art division has also developed a new proofing paper product. In the specialty chemicals division, Nor has developed a proprietary compound that is used in the production of oil and gas.

Scitech was incorporated in Delaware on June 12, 1995. Its principal business activities include operating as a contract consulting research and development organization primarily in the area of chemical products.

The acquisition of Nor was treated as a recapitalization. The shareholders of Nor controlled the Company after acquisition. There were no adjustments to the carrying value of the assets or liabilities of Nor in the exchange.

On September 1, 1998, the Company took control over the operations of Green Globe Industries, Inc. ("Green Globe"), in anticipation of purchasing Green Globe. On November 11, 1998, the Company issued 30,000 shares of its common stock in exchange for all outstanding common stock of Green Globe (Note 10).

Green Globe was incorporated in New Jersey on June 20, 1996. Green Globe has authorization to sell specialty chemicals to the U.S. Military.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of United Energy Corporation, Nor, Scitech and Green Globe. All intercompany transactions and accounts have been eliminated in consolidation.

Revenue Recognition

The Company's primary source of revenue is from the sales of its products. The Company recognizes revenue upon shipment to its customers.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of the computer equipment is computed on a straight-line basis over an estimated useful life of five years. All other equipment, including lathes and drill presses, is depreciated on a straight-line basis over an estimated useful life of seven years. The leasehold improvements are depreciated using the straight-line basis over 39.5 years. Depreciation expense for the years ended March 31, 2000 and 1999 was $4,009 and $7,434, respectively.

Property and equipment consist of the following at March 31, 2000 and 1999:

                                                                    2000             1999
                                                               -------------     -------------

Furniture and fixtures                                         $      18,707     $      18,707
Machinery and equipment                                                5,597             5,597
Leasehold improvement                                                  2,677             2,677
                                                               -------------     -------------
                                                                      26,981            26,981
Less- Accumulated depreciation and amortization                      (17,320)          (13,311)
                                                               -------------     -------------
           Property and equipment, net                         $       9,661     $      13,670
                                                               =============     =============

Patents

The Company capitalizes legal costs incurred to obtain patents. Amortization will begin when the patent is approved using the straight-line basis over the estimated useful life of 15 years.

Accounting for Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of their carrying values has occurred as of March 31, 2000.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases for operating profit and tax liability carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs. The Company has elected to file its income tax returns using the accrual basis of accounting.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

Per Share Data

During 1997, SFAS No. 128, "Earnings per Share," was issued and became effective for the Company's March 31, 1998 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share ("EPS"). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. The Company has no outstanding equity instruments that would be considered common stock equivalents under SFAS No. 128, therefore, there is no difference between basic and diluted per share data.

Concentrations of Risk

      Accounts Receivable

      The Company has one account receivable, which accounts for 42% of the total accounts receivable. Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company does not believe that it is subject to any unusual risks, nor significant risks, in the normal course of business.

      Significant Customers

      The Company's revenues from major customers, as a percentage of revenues, for the years ended March 31, 2000 and 1999, are as follows:

                             2000        1999
                           --------    --------

Customer A                     0%         23%
Customer B                    40          17

      Vendors

      The Company has one vendor, which accounts for over 31% and 89% of the Company's supplies purchases for the years ended March 31, 2000 and 1999, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis. The Company has incurred negative cash flows from operations and has an accumulated deficit of approximately $2.2. Million. To date, the Company has been dependent on debt and equity financing to fund its operations.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

The Company plans to significantly increase sales of its cleaning products and proofing paper. The Company has several products, which are ready for market. These products are expected to generate significant revenues in the near future. The officers of the Company have committed to covering the operating expenses in the interim.

4.  RELATED PARTY LOANS PAYABLE

The Company had a loan payable to an individual who is a major shareholder of the Company. The loan payable as of March 31, 2000 was $24,718. This note is unsecured, noninterest bearing and due upon demand.

5.  LOSS FROM DISCONTINUED OPERATIONS

On June 10, 1997, the Board of Directors of the Company decided to discontinue the operations of the equipment division and concentrate its efforts on the sale of proprietary chemicals and other products. The disposal was effected by discontinuing efforts associated with the equipment division. The equipment division generated general and administrative expenses of $35,333 during the year ended March 31, 1999, resulting in loss from discontinued operations. The Company retains no assets, which were attributable to the equipment division. No income tax benefit has been attributed to the loss from discontinued operations.

6.   INVENTORY

Inventory consists of the following at March 31, 2000 and 1999:

                                                                 2000              1999
                                                             -------------    -------------

Paper                                                        $     507,987    $        -
Blended chemical                                                    76,601           40,797
Film                                                                 5,040            5,040
Other raw materials                                                  2,657            2,658
                                                             -------------    -------------
                 Total inventory                             $     592,285    $      48,495
                                                             =============    =============

The inventory is valued at the lower of cost or market.

7.   REVOLVING LINE OF CREDIT

The revolving line of credit allows the Company to borrow up to $25,000 from a local bank. The interest is calculated at prime plus 1.5%. This line of credit automatically renews annually at June 30. All of the Company's office equipment has been pledged as collateral for the line of credit.

8.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company, in its normal course of business, is subject to certain litigation. In the opinion of the Company's management, settlements of litigation will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

9.  SEGMENT REPORTING

The Company's total revenues, income from operations and identifiable assets by segment for the year ended March 31, 2000, are as follows:

                                                       Graphic        Specialty
                                                        Arts          Chemicals        Total
                                                     ------------   ------------    ------------

Revenues                                             $  1,970,701   $    614,855    $  2,585,556
                                                                                    ============

Gross profit                                                                        $  1,216,829
Corporate expenses                                                                     1,071,384
                                                                                    ------------
          Income from continuing operations                                         $    145,445
                                                                                    ============

Accounts receivable                                  $    303,104   $    142,845    $    445,949
Corporate assets                                                                         868,894
                                                                                    ------------
          Total assets                                                              $  1,314,843
                                                                                    ============

The Company's total revenues and loss from operations by segment for the year ended March 31, 1999, are as follows:

                                                       Graphic        Specialty
                                                        Arts          Chemicals        Total
                                                     ------------   ------------    --------------

Revenues                                             $    890,458   $    301,125    $    1,191,583
                                                                                    ==============

Gross profit                                                                        $       75,804
Corporate expenses                                                                        (778,088)
                                                                                    --------------
        Loss from continuing operations                                             $     (702,284)
                                                                                    ==============

Accounts receivable                                  $     72,274   $     37,463    $     109,737
Corporate assets                                                                          456,012
          Total assets                                                              $     565,749
                                                                                    =============

10.   ACQUISITION

On September 1, 1998, the Company acquired the operations of Green Globe for 30,000 shares of restricted common stock of the Company, valued at $51,000. The shares of restricted stock were delivered upon closing, November 12, 1998, in exchange for all outstanding shares of common stock of Green Globe.

In addition to the issuance of common stock, the Company will pay the former shareholders of Green Globe an earnout. The earnout is payable over five years, commencing January 1, 1999. Annual payments are calculated as the maximum of $20,000 per year or one-third of net income of Green Globe. The maximum cumulative payment for the five years is approximately $80,000.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

This acquisition was accounted for as a purchase. The difference between the market value of the restricted common stock and the recorded net assets of Green Globe has been reflected as goodwill and will be amortized over 15 years, commencing from the acquisition date.

Pro forma information for Green Globe is not material.

11.   INCOME TAXES

As of March 31, 2000 and 1999, the Company had a net operating loss carryforward of approximately $2,765,000 and $2,140,000, respectively, which is available to reduce its future taxable income and expires at various dates between 2016 through 2019. A full valuation allowance of approximately $63,000 and $728,000, respectively, has been established against the deferred tax assets due to the uncertainties surrounding the utilization of the carryforward and limitations resulting from a change in control. There are no other significant timing differences.

12.   STOCK OPTION PLANS

On May 3, 1999, the Board of Directors approved the 1999 Comprehensive Stock Option Plan (the "1999 Plan"). Under the 1999 Plan, the Company is authorized to grant stock options, the exercise of which would allow up to an aggregate of 2,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs") or Nonstatutory Stock Options ("NSOs"). ISOs and NSOs are to be granted in terms not to exceed ten years. The exercise price of the ISOs and NSOs will be no less than the market price of the Company's common stock on the date of grant. Adoption of the 1999 Plan is pending shareholder approval.

Also, on May 3, 1999 the board of directors of the Company acting in its capacity as the stock option committee awarded options to purchase 750,000 shares of the Company's common stock to each of Mr. Wilen and Mr. Seaman, the Company's President and Executive Vice President, respectively. The options so granted are exercisable at a price of $1.50 per share (the closing price at the date of grant) and are valid for a term of 10 years. However, none of such options may be exercised until (a) the option plan has been approved by the shareholders (which has not yet occurred) and the Company has achieved net income from operations (which did occur for the fiscal year ended March 31, 2000).

In addition to the stock options reported above for Mr. Wilen and Mr. Seaman, under an agreement with an international marketing firm, International Research and Development, Inc. ("IRD") dated August 25, 1999, IRD has the right to acquire up to 2,250,000 shares of UEC common stock, provided that IRD achieves $20,000,000 in sales of UEC products within a period of 18 months from August 25, 1999. The price at which each option may be exercised is 50% of the closing price of United Energy common stock on the date IRD achieves $10,000,000 in sales for 750,000 shares (a vesting date); 50% of the closing price on the date IRD achieves an additional $5,000,000 in sales (a vesting date) and 50% of the closing price on the date IRD achieves a further $5,000,000 in sales (a vesting date). Each option must be exercised within six months of its respective vesting date. Any option not vested at the end of 18 months from August 25, 1999 will expire. As of May 15, 2000, IRD had not sold any United Energy products.

13.   STOCKHOLDERS' EQUITY

During 1999, the Company issued an aggregate of 149,000 shares of common stock in exchange for consulting services. These issuances were recorded as an increase to equity and consulting expense for the fair value of the shares of common stock on their respective grant dates.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998
                   TOGETHER WITH AUDITORS' REPORT

                                      INDEX

                                                                                                                Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                         1

CONSOLIDATED FINANCIAL STATEMENTS:
    Consolidated Balance Sheet as of March 31, 1999                                                              2
    Consolidated Statements of Operations for the Years Ended
       March 31, 1999 and 1998                                                                                   3
    Consolidated Statements of Stockholders' Equity (Deficit) for the Years
       Ended March 31, 1999 and 1998                                                                             4
    Consolidated Statements of Cash Flows for the Years Ended
       March 31, 1999 and 1998                                                                                   5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                      6-11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
United Energy Corporation:

We have audited the accompanying consolidated balance sheet of United Energy Corporation (a Nevada corporation) and subsidiaries as of March 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended March 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Energy Corporation and subsidiaries as of March 31, 1999, and the results of their operations and their cash flows for the years ended March 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has incurred negative cash flows from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                /s/ ARTHUR ANDERSEN LLP

New York, New York
September 24, 1999

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1999


                                     ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                        $      172,448
    Accounts receivable, net of allowance for doubtful accounts of $18,260                                  109,737
    Inventory (Note 6)                                                                                       48,495
                                                                                                     --------------
                 Total current assets                                                                       330,680

PROPERTY AND EQUIPMENT, net of accumulated depreciation and
    amortization of $13,311                                                                                  13,670

OTHER ASSETS:
    Goodwill                                                                                                 82,544
    Patent                                                                                                  134,116
    Other assets                                                                                              4,739
                                                                                                     --------------
                 Total assets                                                                        $      565,749
                                                                                                     ==============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
    Accounts payable and accrued expenses                                                            $      265,088
    Related party loans payable (Note 4)                                                                     12,067
    Revolving line of credit (Note 7)                                                                        12,077
                                                                                                     --------------
                 Total current liabilities                                                                  289,232
                                                                                                     --------------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock; 100,000,000 shares authorized of $0.01 par value,
       15,681,270 shares issued and outstanding                                                             156,812
    Additional paid-in capital                                                                            2,514,292
    Stock subscription receivable                                                                           (25,000)
    Accumulated deficit                                                                                  (2,369,587)
                                                                                                     --------------
                 Total stockholders' equity                                                                 276,517
                                                                                                     --------------
                 Total liabilities and stockholders' equity                                          $      565,749
                                                                                                     ==============

The accompanying notes are an integral part of this consolidated balance sheet.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                                                           1999             1998

REVENUES, net                                                                          $    1,191,583   $    1,942,142

COST OF GOODS SOLD                                                                          1,115,779        1,729,968
                                                                                       --------------   --------------
                 Gross profit                                                                  75,804          212,174
                                                                                       --------------   --------------

OPERATING EXPENSES:
    General and administrative                                                                774,056          766,931
    Depreciation and amortization                                                               7,434            2,432
                                                                                       --------------   --------------
                 Total operating expenses                                                     781,490          769,363
                                                                                       --------------   --------------
                 Loss from operations                                                        (705,686)        (557,189)
                                                                                       --------------   --------------

OTHER INCOME (EXPENSE):
    Interest income                                                                             4,770            1,410
    Interest expense                                                                           (1,368)         (15,837)
                                                                                       --------------   --------------
                 Total other income (expense)                                                   3,402          (14,427)
                                                                                       --------------   --------------
                 Loss from continuing operations                                             (702,284)        (571,616)

LOSS FROM DISCONTINUED OPERATIONS (Note 5)                                                    (35,333)         (45,699)
                                                                                       --------------   --------------
                 Net loss                                                              $     (737,617)  $     (617,315)
                                                                                       ==============   ==============

BASIC AND DILUTED LOSS PER SHARE:
    Loss from continuing operations                                                    $        (0.05)  $        (0.04)
    Loss from discontinued operations                                                           (0.00)           (0.00)
                                                                                       --------------   --------------
                 Total basic and diluted loss per share                                $        (0.05)  $        (0.04)
                                                                                       ==============   ==============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING,
    basic and diluted                                                                      15,355,635       14,432,860
                                                                                       ==============   ===============

 The accompanying notes are an integral part of these consolidated statements.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                                Additional         Stock
                                        Common Stock              Paid-in       Subscription     Accumulated
                                   Shares          Amount         Capital        Receivable        Deficit           Total

BALANCE, March 31, 1997           14,408,616   $    144,086    $    785,718     $      -       $  (1,014,655)   $      (84,851)

    Common stock issued            1,011,627         10,116         909,884        (103,000)            -              817,000

    Common stock issued for
       services received             115,000          1,150         152,150            -                -              153,300

    Cancellation of shares
       issued to acquire
       Nor-Graphics
       Industries, Inc.             (385,307)        (3,853)          3,853            -                -                 -

    Net loss                            -              -               -               -            (617,315)         (617,315)
                                ------------   ------------    ------------     -----------    -------------    --------------

BALANCE, March 31, 1998           15,149,936        151,499       1,851,605        (103,000)      (1,631,970)          268,134

    Common stock issued              400,000          4,000         496,000            -                -              500,000

    Common stock issued to
       acquire Green Globe
       Industries, Inc.               30,000            300          50,700            -                -               51,000

    Common stock issued to
       former shareholder              1,334             13             (13)           -                -                 -

    Common stock issued for
       services received             100,000          1,000         139,000            -                -              140,000

    Receipt of cash from and
       write-off of portion
       of stock subscription
       receivable                       -              -            (23,000)         78,000             -               55,000

    Net loss                            -              -               -               -            (737,617)         (737,617)
                                ------------   ------------    ------------     -----------    -------------    --------------

BALANCE, March 31, 1999           15,681,270   $    156,812    $  2,514,292     $   (25,000)   $  (2,369,587)   $      276,517
                                ============   ============    ============     ===========    =============    ==============

 The accompanying notes are an integral part of these consolidated statements.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

                                                                                             1999             1998

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                            $     (737,617)  $     (617,315)
    Adjustments to reconcile net loss to net cash used in operating activities-
          Depreciation and amortization                                                          7,434            2,432
          Noncash consulting expense                                                           140,000          153,300
    Changes in operating assets and liabilities-
       Decrease (increase) in accounts receivable                                               37,942          (33,405)
       (Increase) decrease in inventory                                                        (19,366)          14,110
       Increase in other assets                                                                   (939)            (335)
       Increase in other receivables                                                              -              (1,636)
       (Decrease) increase in accounts payable and accrued expenses                            (55,646)           9,503
                                                                                        --------------   --------------
                 Net cash used in operating activities                                        (628,192)        (473,346)
                                                                                        --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Payments for acquisition of property and equipment                                          (1,506)            -
    Payments for patent                                                                        (76,744)         (24,271)
                                                                                        --------------   --------------
                 Net cash used in investing activities                                         (78,250)         (24,271)
                                                                                        --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on line of credit                                                                  (6,949)          (2,298)
    Proceeds from loans payable to related party                                                 6,577          (48,262)
    Proceeds from stock subscription receivable                                                 55,000             -
    Proceeds from issuance of common stock                                                     500,000          817,000
                                                                                        --------------   --------------
                 Net cash provided by financing activities                                     554,628          766,440
                                                                                        --------------   --------------
                 Net (decrease) increase in cash and cash equivalents                         (151,814)         268,823

CASH AND CASH EQUIVALENTS, beginning of year                                                   324,262           55,439
                                                                                        --------------   --------------

CASH AND CASH EQUIVALENTS, end of year                                                  $      172,448   $      324,262
                                                                                        ==============   ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for-
       Interest                                                                         $        1,368   $       15,837
       Income taxes                                                                                600             -

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
    Forgiveness of stock subscription receivable                                        $       23,000   $         -
    Common stock issued for acquisition of Green Globe
       Industries, Inc.                                                                         51,000             -

DETAILS OF ACQUISITION:
    Fair value of assets acquired                                                       $        8,099   $         -
    Goodwill                                                                                    86,523             -
    Liabilities assumed                                                                        (43,622)            -
                                                                                        --------------   --------------
                 Fair value of common stock issued                                      $       51,000   $         -
                                                                                        ==============   ==============

 The accompanying notes are an integral part of these consolidated statements.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1999 AND 1998

1.  ORGANIZATION AND DESCRIPTION
    OF BUSINESS

United Energy Corporation and subsidiaries (collectively, the "Company") was incorporated in Nevada on July 7, 1971. The Company was originally organized to engage in mining-related activities. The Company was unable to raise sufficient capital for its mining activities; therefore, its operations ceased.

On March 13, 1996, the Company completed an Agreement and Plan of Reorganization with Nor-Graphics, Inc. ("Nor") and Scitech Group, Inc. ("Scitech"), whereby the Company issued 1,050,000 shares of its common stock in exchange for all of the outstanding common stock of Nor and Scitech. The acquisition of Nor was treated as a recapitalization. The shareholders of Nor controlled the Company after the acquisition. As a result, there were no adjustments to the carrying value of the assets or liabilities of Nor in the exchange.

Nor was incorporated in Delaware on September 1, 1994. On May 12, 1995, Nor-Graphics, Inc. changed its name to Nor-Graphics Industries, Inc. Nor has two primary divisions, graphic arts and specialty chemicals. The graphic arts division focuses on its line of patented, high-speed computer-controlled sheeters, batchers and sorters. In the specialty chemicals division, Nor has developed a proprietary compound that is used in the production of oil and gas.

Scitech was incorporated in Delaware on June 12, 1995. Its principal business activities include operating as a contract consulting research and development organization primarily in the area of chemicals products.

In the fiscal year ended March 31, 1998, the Company canceled a net of 385,307 of the shares issued in the acquisition of Nor and Scitech in connection with its determination to discontinue the operations of those companies.

On September 1, 1998, the Company took control over the operations of Green Globe Industries, Inc. ("Green Globe"), in anticipation of purchasing Green Globe. On November 11, 1998, the Company issued 30,000 shares of its common stock in exchange for all outstanding common stock of Green Globe (Note 10).

Green Globe was incorporated in New Jersey on June 20, 1996. Green Globe has authorization to sell specialty chemicals to the U.S. Military.

                                      -9-
2.  SUMMARY OF SIGNIFICANT

    ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of United Energy Corporation, Nor, Scitech and Green Globe. All intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of the computer equipment is computed on a straight-line basis over an estimated useful life of 5 years. All other equipment, including lathes and drill presses, is depreciated on a straight-line basis over an estimated useful life of 7 years. The leasehold improvements are depreciated using the straight-line basis over 5 years. Depreciation expense for the years ended March 31, 1999 and 1998 was $7,434 and $2,432, respectively.

Property and equipment consist of the following at March 31, 1999:

Furniture and fixtures                                         $      18,707
Machinery and equipment                                                5,597
Leasehold improvement                                                  2,677
                                                               -------------
                                                                      26,981

Less- Accumulated depreciation and amortization                      (13,311)
                                                               -------------
           Property and equipment, net                         $      13,670
                                                               =============

Patents

The Company capitalizes legal costs incurred to obtain patents. Amortization will begin when the patent is approved using the straight-line basis over the estimated useful life of 15 years.

Accounting for Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of their carrying values has occurred as of March 31, 1998.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases for operating profit and tax liability carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs. The Company has elected to file its income tax returns using the accrual basis of accounting.

Per Share Data

During 1997, SFAS No. 128, "Earnings per Share," was issued and became effective for the Company's March 31, 1998 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share ("EPS"). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. The Company has no outstanding equity instruments that would be considered common stock equivalents under SFAS No. 128, therefore, there is no difference between basic and diluted per share data.

Concentrations of Risk

      Accounts Receivable

      The Company has one account receivable which accounts for 38% of the total accounts receivable. Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company does not believe that it is subject to any unusual risks, nor significant risks, in the normal course of business.

      Significant Customers

      The Company's revenue from major customers, as a percentage of revenues, for the years ended March 31, 1999 and 1998, are as follows:

                                      1999        1998

          Customer A                  23%         33%
          Customer B                   2%         30%
          Customer C                  17%           -

      Vendors

      The Company has one vendor which accounts for over 89% and 77% of the Company's supplies purchases for the years ended March 31, 1999 and 1998, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   GOING CONCERN

Since the completion of the reorganization between the Company, Nor and Scitech in 1996, the Company has sustained net losses totaling approximately $2.4 million and recurring negative cash flow from operations. To date, the Company has been dependent upon equity financing to fund its operating losses. Currently, the Company has limited debt financing available under its revolving line of credit.

The Company's plans include focusing on sales of its environmentally-safe products and has signed contracts for the sale of its products to international distributors and the U.S. military. There is no guarantee that sales or other activities will generate sufficient working capital to sustain operations for the next twelve months.

4.  RELATED PARTY LOANS PAYABLE

The Company had a loan payable to an individual who is a major shareholder of Nor. The loan payable as of March 31, 1999 was $12,077. This note is unsecured, non-interest bearing and due upon demand.

5.  LOSS FROM DISCONTINUED OPERATIONS

On June 10, 1997, the Board of Directors of the Company decided to discontinue the operations of their equipment division and concentrate its efforts on the sale of proprietary products. The equipment division assembled, installed and maintained in-line finishing equipment for the printing industry, typically graphic arts printers and publishing companies.

The disposal was effected by discontinuing efforts associated with the equipment division. The equipment division generated general and administrative expenses of $35,333 and $45,699 during the years ended March 31, 1999 and 1998, respectively, resulting in the loss from discontinued operations. The Company retains no assets which were attributable to the equipment division. No income tax benefit has been attributed to the loss from discontinued operations.

6.   INVENTORY

Inventory consists of the following at March 31, 1999:

Blended chemical                                             $      40,797
Film                                                                 5,040
Other raw materials                                                  2,658
                                                             -------------
                 Total inventory                             $      48,495
                                                             =============

The inventory is valued at the lower of cost or market.

7.   REVOLVING LINE OF CREDIT

The revolving line of credit allows the Company to borrow up to $25,000 from a local bank. The interest is calculated at prime plus 1.5%. This line of credit automatically renews annually at June 30. All of the Company's fixed assets have been pledged as collateral for the line of credit.

8.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company, in its normal course of business, is subject to certain litigation. In the opinion of the Company's management, settlements of litigation will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

9.  SEGMENT REPORTING

The Company's total revenues, loss from operations and identifiable assets by segment for the year ended March 31, 1999, are as follows:

                                                       Graphic        Specialty
                                                        Arts          Chemicals        Total


Revenues                                             $    890,458   $    301,125    $  1,191,583
                                                                                    ============

Gross profit                                                                        $     75,804
Corporate expenses                                                                      (778,088)
                                                                                    ------------
          Loss from continuing operations                                           $   (702,284)
                                                                                    ============

Accounts receivable                                  $     72,274   $     37,463    $    109,737
Corporate assets                                                                         456,012
                                                                                    ------------
          Total assets                                                              $    565,749
                                                                                    ============

The Company's total revenues and loss from operations by segment for the year ended March 31, 1998, are as follows:

                                                       Graphic        Specialty
                                                        Arts          Chemicals        Total

Revenues                                             $  1,861,850   $     80,292    $  1,942,142
                                                                                    ============

Loss from operations                                                                $    212,174
Corporate expenses                                                                      (783,790)
                                                                                    ------------
        Loss from continuing operations                                             $   (571,616)
                                                                                    ============

10.   ACQUISITION

On September 1, 1998, the Company acquired the operations of Green Globe for 30,000 shares of restricted common stock of the Company. The shares of restricted stock were delivered upon closing, November 12, 1998, in exchange for all outstanding shares of common stock of Green Globe.

In addition to the issuance of common stock, the Company will pay the former shareholders of Green Globe an earnout. The earnout is payable over five years, commencing January 1, 1999. Annual payments are calculated as the maximum of $20,000 per year or one-third of net income of Green Globe. The maximum cumulative payment for the five years is approximately $80,000.

This acquisition was accounted for as a purchase. The difference between the market value of the restricted common stock and the recorded net assets of Green Globe has been reflected as goodwill and will be amortized over 15 years, commencing from the acquisition date.

Pro forma information for Green Globe is not material.

11.   INCOME TAXES

As of March 31, 1999 and 1998, the Company had a net operating loss carryforward of approximately $2,273,000 and $1,545,000, respectively, which is available to reduce its future taxable income and expires at various dates between 2016 through 2019. A full valuation allowance of approximately $773,000 and $525,000, respectively, has been established against the deferred tax assets due to the uncertainties surrounding the utilization of the carryforward. There are no other significant timing differences.

12.   SUBSEQUENT EVENTS

On May 3, 1999, the Board of Directors approved the 1999 Comprehensive Stock Option Plan (the "1999 Plan"). Under the 1999 Plan, the Company is authorized to grant stock options, the exercise of which would allow up to an aggregate of 2,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs") or Nonstatutory Stock Options ("NSOs"). ISOs and NSOs are to be granted in terms not to exceed ten years. The exercise price of the ISOs and NSOs will be no less than the market price of the Company's common stock on the date of grant. Adoption of the 1999 Plan is pending shareholder approval.

On May 15, 1999, the Company issued 45,000 shares of its common stock, with an aggregate market value of approximately $70,000, in settlement of litigation.

                            UNITED ENERGY CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1998

                                 C O N T E N T S

Independent Auditors' Report ............................................................................. 3

Consolidated Balance Sheet................................................................................ 4

Consolidated Statements of Operations .................................................................... 5

Consolidated Statements of Stockholders' Equity........................................................... 6

Consolidated Statements of Cash Flows .................................................................... 7

Notes to the Consolidated Financial Statements ........................................................... 9

                                  [LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
United Energy Corporation and Subsidiaries
East Rutherford, New Jersey


We have audited the accompanying consolidated balance sheet of United Energy Corporation and Subsidiaries as of March 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended March 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of United Energy Corporation and Subsidiaries as of March 31, 1998 and the results of their operations and their cash flows for the years ended March 31, 1998 and 1997, in conformity with generally accepted accounting principles.


/s/ JONES, JENSEN & COMPANY

Jones, Jensen & Company
Salt Lake City, Utah
September 18, 1998

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                           Consolidated Balance Sheet

                                                   ASSETS
                                                   ------
                                                                                                    March 31,
                                                                                                     1998
                                                                                               -----------------
CURRENT ASSETS
  Cash and cash equivalents                                                                    $         324,262
  Accounts receivable (net) (Note 2)                                                                     147,679
  Inventory (Note 6)                                                                                      29,129
                                                                                               -----------------
     Total Current Assets                                                                                501,070
                                                                                               -----------------
PROPERTY AND EQUIPMENT (Note 2)                                                                            7,520
                                                                                               -----------------
OTHER ASSETS
  Patent (Note 2)                                                                                         57,372
  Prepaid expenses                                                                                         2,164
  Other receivable                                                                                         1,636
                                                                                               -----------------
     Total Other Assets                                                                                   61,172
                                                                                               -----------------
     TOTAL ASSETS                                                                              $         569,762
                                                                                               =================
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
                                    ------------------------------------
CURRENT LIABILITIES
  Accounts payable                                                                             $         274,722
  Accrued expenses                                                                                         2,390
  Related party loans payable (Note 3)                                                                     5,500
  Revolving line of credit (Note 7)                                                                       19,016
                                                                                               -----------------
     Total Current Liabilities                                                                           301,628
                                                                                               -----------------
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY
  Common stock; 100,000,000 shares authorized of $0.01
   par value, 15,149,936 shares issued and outstanding                                                   151,499
  Additional paid-in capital                                                                           1,851,605
  Stock subscription receivable                                                                         (103,000 )
  Accumulated deficit                                                                                 (1,631,970 )
                                                                                               -----------------
     Total Stockholders' Equity                                                                          268,134
                                                                                               -----------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $         569,762
                                                                                               =================


  The accompanying notes are an integral part of these consolidated financial statements

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Operations

                                                                                  For the Years Ended
                                                                                        March 31,
                                                                         ---------------------------------------
                                                                              1998                  1997
                                                                         -----------------     -----------------
SALES (NET)                                                              $       1,942,142     $       1,172,551
COST OF SALES                                                                    1,729,968               694,706
                                                                         -----------------     -----------------
GROSS MARGIN                                                                       212,174               477,845
                                                                         -----------------     -----------------
OPERATING EXPENSES
   General and administrative                                                      766,931               727,796
   Depreciation                                                                      2,432                 3,614
                                                                         -----------------     -----------------
     Total Operating Expenses                                                      769,363               731,410
                                                                         -----------------     -----------------
     Loss from Operations                                                         (557,189)             (253,565 )
                                                                         -----------------     -----------------
OTHER INCOME (EXPENSE)
   Interest income                                                                   1,410                -
   Interest expense                                                                (15,837)               (3,159)
                                                                         -----------------     -----------------
     Total Other Income Expense                                                    (14,427)               (3,159)
                                                                         -----------------     -----------------
     Loss Before Loss from Discontinued Operations                                (571,616)             (256,724)
LOSS FROM DISCONTINUED OPERATIONS (Note 5)                                         (45,699)             (480,321)
                                                                         -----------------     -----------------
NET (LOSS)                                                               $        (617,315)    $        (737,045)
                                                                         =================     =================
BASIC LOSS PER SHARE
   Loss before loss from discontinued operations                         $           (0.04)    $           (0.02)
   Loss from discontinued operations                                                 (0.00)                (0.04)
                                                                         -----------------     -----------------
     Total Basic Loss per Share                                          $           (0.04)    $           (0.06)
                                                                         =================     =================
DILUTED LOSS PER SHARE
   Loss before loss from discontinued operations                         $           (0.04)    $           (0.02)
   Loss from discontinued operations                                                 (0.00)                (0.04)
                                                                         -----------------     -----------------
     Total Diluted Loss per Share                                        $           (0.04)    $           (0.06)
                                                                         =================     =================
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                                             14,432,860            13,169,008
                                                                         =================     =================



  The accompanying notes are an integral part of these consolidated financial statements

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
           Consolidated  Statements of Stockholders' Equity (Deficit)

                                                     Common Stock                Additional             Stock
                                              ----------------------------         Paid-in           Subscription     Accumulated
                                                  Shares         Amount            Capital            Receivable        Deficit
                                              ------------    -------------     --------------       ------------    -------------
Balance, March 31, 1996                         12,890,616    $     128,906     $     (128,102)      $          -    $    (277,610)

Common stock issued for cash at
 an average of $0.63 per share                   1,418,000           14,180            885,820                  -                -

Common stock issued for services,
 valued at  $0.29 per share                        100,000            1,000             28,000                  -                -

Net loss for the year ended
 March 31, 1997                                          -                -                  -                  -         (737,045)
                                              ------------    -------------     --------------       ------------    -------------
Balance, March 31, 1997                         14,408,616          144,086            785,718                  -       (1,014,655)

Common stock issued for cash
 at an average of $0.95 per share                1,011,627           10,116            909,884           (103,000)               -

Common stock issued for services,
 valued at $1.02 per share                         115,000            1,150            152,150                  -                -

Cancellation of shares issued
 to acquire Nor-Graphics
 Industries, Inc.                                (385,307)          (3,853)              3,853                  -                -

Net loss for the year ended
 March 31, 1998                                          -                -                  -                  -         (617,315)
                                              ------------    -------------     --------------       ------------    -------------
Balance, March 31, 1998                         15,149,936    $      151,499    $    1,851,605       $   (103,000)   $  (1,631,970)
                                              ============    =============     ==============       ============    =============


  The accompanying notes are an integral part of these consolidated financial statements

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                                          For the Years Ended
                                                                                                March 31,
                                                                                  ---------------------------------------
                                                                                       1998                  1997
                                                                                  -----------------     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                                     $        (617,315)    $        (737,045)
   Adjustments to reconcile net (loss) to net cash used by
    operating activities:
     Depreciation                                                                             2,432                 3,614
     Common stock issued for services                                                       153,300                29,000
   Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable                                             (33,405)              (91,945)
     (Increase) decrease in inventory                                                        14,110                77,297
     (Increase) decrease in prepaid expenses                                                   (335)                 (609)
     (Increase) decrease in other receivables                                                (1,636)                    -
     Increase (decrease) in accounts payable and other current
      liabilities                                                                             9,503               131,654
     Increase (decrease) in customer deposits                                                     -              (186,240)
                                                                                  -----------------     -----------------
       Net Cash Used by Operating Activities                                               (473,346)             (774,274)
                                                                                  -----------------     -----------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Payments on patent                                                                       (24,271)              (26,417)
                                                                                  -----------------     -----------------
       Net Cash Used by Investing Activities                                                (24,271)              (26,417)
                                                                                  -----------------     -----------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on line of credit                                                                (2,298)               (2,022)
   Payments on notes payable - related                                                      (48,262)              (58,720)
   Common stock issued for cash                                                             817,000               900,000
                                                                                  -----------------     -----------------
       Net Cash Provided by Financing Activities                                  $         766,440     $         839,258
                                                                                  -----------------     -----------------


  The accompanying notes are an integral part of these consolidated financial statements

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)

                                                                                            For the Years Ended
                                                                                                March 31,
                                                                                  ---------------------------------------
                                                                                       1998                  1997
                                                                                  -----------------     -----------------
NET INCREASE IN CASH                                                              $         268,823     $          38,567
CASH AT BEGINNING OF YEAR                                                                    55,439                16,872
                                                                                  -----------------     -----------------
CASH AT END OF YEAR                                                               $         324,262     $          55,439
                                                                                  =================     =================
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID FOR:
   Interest                                                                       $          15,837     $           3,159
   Income taxes                                                                   $            -        $            -


  The accompanying notes are an integral part of these consolidated financial statements

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                 March 31, 1998

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              United Energy Corporation and Subsidiaries (The Company) was incorporated under the laws of the State of Nevada on July 7, 1971. The Company was organized to engage in mining related activities. The Company was unable to raise sufficient capital for its mining activities, therefore its operations ceased. Prior to the acquisition of Nor-Graphics Industries, Inc., and the Scitech Group, Inc., the Company had been seeking to merge with an existing, operating company prior to the acquisition. The Company was considered a development stage company as defined in SFAS No. 7.

              Nor-Graphics, Inc. (Nor) was incorporated under the laws of the State of Delaware on September 1, 1994. On May 12, 1995, Nor-Graphics, Inc. changed its name to Nor-Graphics Industries, Inc. Nor has two primary divisions, graphic arts and specialty chemicals. The graphic arts division focuses on its line of patented, high speed computer controlled sheeters, batchers and sorters. The specialty chemicals division is focused on the two industries of graphic arts and energy. In graphic arts, Nor is involved in a line of press-room cleaners which are non-toxic and biodegradable. In the energy division, Nor has developed a proprietary compound that is used in the production of oil and gas. The Company has discontinued all operations of The Graphic Arts Division and is now focusing its efforts on the KH-30 compound (Note 5).

              Scitech Group, Inc. (Scitech) was incorporated under the laws of the State of Delaware on June 12, 1995. Its principal business activities include operating as a contract consulting and research and development organization primarily in the areas of chemicals products. Scitech is inactive at this time.

              On March 13, 1996, the Company and Nor and Scitech completed an Agreement and Plan of Reorganization whereby the Company issued 1,050,000 shares of its common stock in exchange for all of the outstanding common stock of Nor and Scitech. Immediately prior to the Agreement and Plan of Reorganization, the Company had 11,840,616 shares issued and outstanding.

              The acquisition was accounted for as a recapitalization of Nor because the shareholders of Nor controlled the Company after acquisition. Therefore, Nor is treated as the acquiring entity. There were no adjustments to the carrying value of the assets or liabilities of Nor in the exchange. The Company is the acquiring entity for legal purposes and Nor is the surviving entity for accounting purposes.

              In the fiscal year ended March 31, 1998, the Company canceled a net of 385,307 of the shares issued in acquisition of Nor and Scitech in connection with its determination to discontinue the operations of those companies.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                 March 31, 1998

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b.  Principles of Consolidation

              The consolidated financial statements included the accounts of United Energy Corporation, Nor and Scitech. All intercompany transactions and accounts have been eliminated.

              c.  Loss Per Share

              The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

              d.  Provision for Taxes

              At March 31, 1998, the Company has net operating loss carryforwards of approximately, $1,600,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there may be 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              e.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              f.  Property and Equipment

              Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of the computer equipment is computed on an accelerated method over a 5 year life, all other equipment including lathes and drill presses are depreciated on an accelerated method over a 7 year life. The leasehold improvements are depreciated using the straight line method over 39.5 years. Depreciation expense for the years ended March 31, 1998 and 1997 was $2,432 and $3,614, respectively.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                 March 31, 1998

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             f.  Property and Equipment (Continued)

             Property and equipment consists of the following:

                                                                                                   March 31,
                                                                                                    1998
                                                                                              ---------------
                  Computer equipment                                                          $         6,564
                  Telephone system                                                                      2,700
                  Office furniture                                                                      1,344
                  Machinery                                                                             4,091
                  Leasehold improvements                                                                2,677
                  Less: accumulated depreciation                                                       (9,856)
                                                                                              ---------------
                  Net Property and Equipment                                                  $         7,520
                                                                                              ===============

             g.  Accounts Receivable

             Accounts receivable are shown net of the allowance for doubtful accounts. This amount was determined to be $18,260 at March 31, 1998, after writing off all accounts determined to be uncollectible.

             h.  Patents

             The Company has embarked on a significant patent application process for a patent entitled "Cleaning compositions for oil well lines, casings and equipment and methods of use". The legal costs are being capitalized as incurred. Amortization will begin when the patent is approved and will be spread over the estimated useful life of the patent.

             i.  Concentrations of Risk

             Accounts Receivable

             The Company has one account receivable which account for 77% of the total accounts receivable. An allowance for $18,260 has been established for this account. Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company does not believe that it is subject to any unusual risks, nor significant risks in the normal course of business.

             Significant Customers

             The Company has two customers which account for over 63% of the Company's revenue.

             Vendors

             The Company has one vendor which accounts for over 77% of the Company's supplies.

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                 March 31, 1998

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             j. Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -     RELATED PARTY LOANS PAYABLE

             The Company had a note payable to an individual, who is a major shareholder of Nor. The note payable as of March 31, 1998 was $5,500. This note is unsecured, non-interest bearing and due upon demand.

NOTE 4 -     GOING CONCERN

             The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through March 31, 1998. The Company plans to significantly increase sales of its cleaning products. The officers of the Company have committed to covering the operating expenses in the interim.

NOTE 5 -     LOSS FROM DISCONTINUED OPERATIONS

             On June 10, 1997, the Board of Directors of the Company decided to discontinued the operations of the Equipment Division and concentrate its efforts on the KH-30 oil well cleaner and other proprietary products. The disposal was effected by discontinuing efforts associated with the Equipment Division. The following is a summary of income (loss) from operations of the discontinued Equipment Division.

                                                                                 1998               1997
                                                                            --------------    ---------------
             SALES - EQUIPMENT DIVISION                                     $         -       $          -
             COST OF SALES - EQUIPMENT DIVISION                                       -               189,852
                                                                            --------------    ---------------
             GROSS MARGIN                                                             -              (189,852)
             OPERATING EXPENSES
               Research and development                                               -                  -
               General and administrative                                           45,699            290,469
                                                                            --------------    ---------------
                Total Operating Expenses                                           (45,699)          (290,469)
                                                                            --------------    ---------------
             Loss From Discontinued Operations                              $      (45,699)   $      (480,321)
                                                                            ==============    ===============

                   UNITED ENERGY CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                 March 31, 1998

NOTE 5 -        LOSS FROM DISCONTINUED OPERATIONS (Continued)

                The Company retains no assets which were attributable to the Equipment Division. No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 6 -        INVENTORY

                Inventory consists of the following:

                                                                                                   March 31,
                                                                                                     1998
                                                                                              ----------------
                     Blended chemical                                                         $         21,154
                     Film                                                                                6,862
                     Other raw materials                                                                 1,113
                                                                                              ----------------

                     Total Inventory                                                          $         29,129
                                                                                              ================


                The inventory is valued at the lower of cost or market.

NOTE 7 -        REVOLVING LINE OF CREDIT

                The revolving line of credit allows the Company to borrow up to $25,000 from a local bank. The interest is calculated at prime plus 1.5%. This line of credit renews annually at June 30. All of the Company's fixed assets have been pledged as collateral for the line of credit.

NOTE 8 -        COMMITMENTS AND CONTINGENCIES

                Litigation

                The Company is a defendant in 3 lawsuits which claim Breach of Contract and other items regarding the discontinued Machine Division. Management does not believe that the outcome of these actions will have a material effect on the consolidated financial statements. The Company has accrued the amount of the estimated liability to be incurred in the lawsuits.

NOTE 9 -        STOCK OPTION PLAN

                On January 17, 1997, the Company established a comprehensive stock optio n plan. 1,000,000 shares of the Company's common stock were reserved for options of which 250,000 were granted on that date. The options are exercisable at the closing price of the common stock on the date of the Grant of $0.44 per share with the understanding that none of the options granted can be exercised until the Company has achieved net income from operations.